UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 March 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

12th March 2015

Re: 2014 Annual Report, Shareholder Circular (including Notice of Annual General Meeting) and Form of Proxy (the "Documents")

The 2014 Annual Report, a Shareholder Circular (including the Notice of the 2015 Annual General Meeting) and a Form of Proxy have been published by the Company. A copy of the Annual Report is available here:

http://www.rns-pdf.londonstockexchange.com/rns/3366H_1-2015-3-12.pdf

The Documents are available to view on the Company's website, www.crh.com.

The Documents will be posted to shareholders on 30th March 2015 and will be submitted to the U.K. National Storage Mechanism and the Irish Stock Exchange. Thereafter the documents will be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 677 8808

and at:

http://www.morningstar.co.uk/uk/NSM

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

By:___/s/Maeve Carton___
M. Carton
Finance Director